WESCAST TO CLOSE CHASSIS BUSINESS

Brantford, Ontario, March 1, 2005 Wescast Industries Inc. (“Wescast” — TSX: WCS.SV.A; NASDAQ: WCST) announced today its decision to close the chassis business conducted at its Cordele, Georgia facility. The shutdown of the Georgia facility is expected to be completed by the end of the second quarter of 2005.

This announcement follows Wescast’s adoption of a revised global strategy focussed on its successful core competency of designing, casting and machining powertrain components and its prior statements regarding the intention to exit the chassis business. Wescast tried for several months to sell the Georgia operation as a going concern, but was unable to complete a sale.

“Given the current market conditions, it has become an increasingly difficult environment in which to complete a sale of the chassis business. In light of this, and our commitment to the global powertrain strategy, we have made the decision to close the Georgia facility so that we can focus all of our resources on our core business. We deeply regret the effect it will have on our employees, their families and the Cordele community” said Ed Frackowiak, Chairman and CEO.

Wescast has been in contact with existing customers to ensure a continuity of supply while production requirements are transferred to other suppliers. Production at the Georgia facility is expected to cease in April, 2005.

About Wescast

Wescast Industries Inc. is the world’s largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs. The Company’s global sales and design activities are co-ordinated through its technical development centre in Canada and supported by sales and design centres in the United States, Europe and Japan. The Company operates eight production facilities in North America and Europe, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Learn more at www.wescast.com.

Forward Looking Statements

Wescast and its representatives may periodically make written or oral statements that are “forward-looking”, including statements included in this news release and in our filings with applicable Securities Commissions and in reports to our stockholders. These statements may be identified by words such as “believe,” “anticipate,” “project,” “expect,” “intend” or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied. These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast’s publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission. Wescast undertakes no obligation to update any of these forward-looking statements.

For further information please contact:
Mr. Ed Frackowiak
Chairman & Chief Executive Officer
Wescast Industries Inc.
(519) 750-0000